UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 21, 2021

CITIC Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9/F, East Tower, Genesis Beijing, No. 8

Xinyuan South Road, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices, including zip code)

+86 10 5802 3889

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	CCAC.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCAC	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	CCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On June 21, 2021, CITIC Capital Acquisition Corp., a Cayman Islands exempted company limited by shares (“CCAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among CCAC, CITIC Capital Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of CCAC (“Merger Sub”), and Quanergy Systems, Inc., a Delaware corporation (“Quanergy”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)

at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, (x) in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into Quanergy, the separate corporate existence of Merger Sub will cease and Quanergy will be the surviving corporation and a wholly owned subsidiary of CCAC (the “Merger”);

(ii)

as a result of the Merger, among other things, in the aggregate, a number of shares of Quanergy PubCo common stock (as defined below) equal to the quotient obtained by dividing (x) $970,000,000 by (y) $10.00 will be issued or issuable to holders of outstanding Quanergy capital stock, including any shares of Quanergy capital stock issued or issuable pursuant to exercise or conversion of any warrants or convertible notes, and Quanergy equity awards, calculated using the treasury stock method of accounting; and

(iii)	upon the effective time of the Merger (the “Effective Time”), CCAC will immediately be renamed “Quanergy Systems, Inc.”

The board of directors of CCAC (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of CCAC.

The Domestication

Prior to the Closing, subject to the approval of CCAC’s shareholders, and in accordance with the DGCL, the Companies Act (as revised) of the Cayman Islands (the “CICA”) and CCAC’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), CCAC will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication (the “Certificate of Domestication”) with the Secretary of State of Delaware), pursuant to which CCAC’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication,

(i)

each of the then issued Class B ordinary shares, par value $0.0001 per share, of CCAC (the “CCAC Class B Ordinary Shares”) will convert automatically, on a one-for-one basis into Class A ordinary shares, par value $0.0001 per share, of CCAC (the “CCAC Class A Ordinary Shares”),

(ii)

immediately following the conversion described in clause (i), each of the then issued CCAC Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, per share of CCAC (after its Domestication) (the “Quanergy PubCo common stock”),

(iii)

each of the then issued and outstanding warrants of CCAC will convert automatically into a warrant to purchase one share of Quanergy PubCo common stock (“Quanergy PubCo warrants”), pursuant to the Warrant Agreement, dated February 10, 2020, between CCAC and Continental Stock Transfer & Trust Company, as warrant agent, and

(iv)

each of the then issued and outstanding units of CCAC (the “CCAC units”), shall convert automatically into a unit of CCAC (after its Domestication) (the “Quanergy PubCo Units”), with each Quanergy PubCo Unit representing one share of Quanergy PubCo common stock and one-half of one Quanergy PubCo warrants.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of CCAC and Quanergy, (ii) effectiveness of the proxy / registration statement on Form S-4 to be filed by CCAC in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the achievement of CFIUS clearance (as contemplated by the Merger Agreement), (iv) receipt of approval for listing on the NYSE of the shares of Quanergy PubCo common stock to be issued in connection with the Merger, (v) that after redemption, CCAC’s net tangible assets shall be no less than $5,000,001 upon Closing and (vi) the absence of certain injunctions.

Other conditions to Quanergy’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Domestication will have been completed, and (ii) the amount of cash available in (x) the trust account (the “Trust Account”), following the extraordinary general meeting, into which substantially all of the proceeds of CCAC’s initial public offering and private placements of its warrants have been deposited for the benefit of CCAC, certain of its public shareholders and the underwriters of CCAC’s initial public offering, after deducting the amount required to satisfy CCAC’s obligations to its shareholders (if any) that exercise their rights to redeem their CCAC Class A Ordinary Shares pursuant to the Cayman Constitutional Documents (the “Trust Amount”) plus (y) the PIPE Investment (as defined below), is at least equal to $175,000,000.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) Quanergy to provide the Company and its representatives reasonable access through the Closing to its properties, appropriate officers and employees, books and records, any information or materials and resources relating to legal proceeding and communications sent or received by Quanergy or its subsidiaries in connection with such legal proceedings, (iii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iv) Quanergy to prepare and deliver to CCAC certain audited and unaudited consolidated financial statements of Quanergy, (v) Quanergy to terminate certain agreements with affiliates as specified in the transaction documentation, (vi) CCAC to prepare and file a proxy / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of CCAC shareholders of certain proposals regarding the Business Combination (including the Domestication), and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by CCAC, Merger Sub and Quanergy. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of CCAC and Quanergy, (ii) by Quanergy, if certain approvals of the shareholders of CCAC, to the extent required under the Merger Agreement, are not obtained as set forth therein, (iii) by CCAC, subject to a cure right, if there is any breach of representation, warranty or covenant or agreement on the part of Quanergy such that the applicable condition is not met, (iv) by Quanergy, subject to a cure right, if there is any breach of representation, warranty or covenant or agreement on the part of CCAC such that the applicable condition is not met, or (v) by either CCAC or Quanergy in certain other circumstances set forth in the Merger Agreement such that the applicable condition is not met, including (a) if any governmental authority shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of the Effective Time (as defined in the Merger Agreement) has not occurred on November 15, 2021 (the “Agreement End Date”), provided that such Agreement End Date may be extended to December 31, 2021 in certain circumstances.

Certain Related Agreements

Subscription Agreements

On June 21, 2021, substantially concurrently with the execution of the Merger Agreement, CCAC entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 4,000,000 shares of the Quanergy PubCo common stock for an aggregate purchase price equal to $40,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, CCAC is required to, as soon as practicable but no later than 30 calendar days following the Closing (the “Filing Deadline”), submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, CCAC is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies CCAC that it will “review” such registration statement) following the earlier of the filing of the registration statement and the Filing Deadline and (ii) the 10th business day after the date CCAC is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. CCAC must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) two years from the issuance of such shares, (ii) the date on which all of such shares shall have been sold, and (iii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement and Quanergy to terminate the Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur.

Sponsor Support Agreement

On June 21, 2021, CCAC entered into a Support Agreement (the “Sponsor Support Agreement”), by and among CCAC, CITIC Capital Acquisition LLC (the “Sponsor”), and Quanergy, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement and (ii) for a certain period of time as set out in the Sponsor Support Agreement, not elect to cause CCAC to redeem any securities beneficially owned or owned of record by the Sponsor, or submit any of its securities for redemption, in connection with the transactions contemplated by the Merger Agreement or otherwise.

Quanergy Support Agreement

On June 21, 2021, CCAC entered into a Support Agreement (the “Quanergy Support Agreement”), by and among CCAC, Quanergy and certain stockholders of Quanergy (the “Key Stockholders”). Under the Quanergy Support Agreement, the Key Stockholders agreed, on the fifth Business Day (as defined in the Merger Agreement) following the date at which the SEC declares effective the proxy / registration statement on Form S-4, to execute and deliver a written consent with respect to the outstanding shares of Quanergy common stock and preferred stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination. The shares of Quanergy common stock and preferred stock that are owned by the Key Stockholders and subject to the Quanergy Support Agreements represent a majority of the outstanding voting power of Quanergy common stock and preferred stock (on an as converted basis).

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, Quanergy PubCo, the Sponsor and certain of their respective affiliates and certain stockholders of Quanergy will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Quanergy PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Quanergy PubCo common stock and other equity securities of Quanergy PubCo that are held by the parties thereto from time to time.

Additionally, the Sponsor is subject to certain restrictions on transfer pursuant to that certain letter agreement, dated as of February 10, 2020, by and among the CCAC, the Sponsor, and the other parties signatory thereto with respect to: (i) the Founder Shares (as defined in such letter agreement); and (ii) Private Placement Warrants (as defined in such letter agreement). Such restrictions on the Founder Shares end on the date that is one year after Closing, or are subject to an early price-based release if (a) the price of the shares equals or exceeds $12.00 per share for any twenty trading days within any thirty-day trading period at least 150 days after the Business Combination, or (b) CCAC completes a transaction that results in public shareholders having the right to exchange the CCAC Class A Ordinary Shares for cash, securities or other property. The restrictions on the Private Placement Warrants end on 30 days after the completion of a business combination. Quanergy stockholders are also subject to restrictions on transfer with respect to the shares of Quanergy PubCo common stock pursuant to a Lock-Up Agreement to be entered into at the Closing by and between CCAC and certain stockholders of Quanergy (the “Lock-Up Agreement”). Such restrictions with respect to the shares of Quanergy PubCo common stock held by Quanergy stockholders begin at Closing and end on the date that is 6 months after Closing, or are subject to an early price-based release if (a) the price of the shares equals or exceeds $12.00 per share for any twenty trading days within any thirty-day trading period, or (b) CCAC completes a transaction that results in public shareholders having the right to exchange their common stock for cash, securities or other property.

The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Quanergy Support Agreement, Registration Rights Agreements and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, Subscription Agreements, the Sponsor Support Agreement, Quanergy Holders Support Agreement and Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Subscription Agreements, the Sponsor Support Agreement, the Quanergy Support Agreement and the Registration Rights Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about CCAC or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Quanergy Support Agreement, the Registration Rights Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Quanergy

Support Agreement and the Registration Rights Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Quanergy Support Agreement and the Registration Rights Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Quanergy Support Agreement and the Registration Rights Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Quanergy Support Agreement and the Registration Rights Agreement, as applicable, which subsequent information may or may not be fully reflected in the CCAC’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of Quanergy PubCo common stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On June 22, 2021, CCAC and Quanergy issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated June 22, 2021, for use by CCAC in meetings with certain of its shareholders as well as other persons with respect to CCAC’s proposed transaction with Quanergy, as described in this Current Report on Form 8-K. Furnished herewith as Exhibit 99.3 is the transcript of a pre-recorded joint conference call held on June 22, 2021, by CCAC and Quanergy in connection with the announcement of their entry into the Merger Agreement.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CCAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CCAC intends to file relevant materials with the with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of CCAC as of the record date established for voting on the proposed Business Combination and will contain important information about the proposed Business Combination and related matters. Shareholders of CCAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CCAC’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Business Combination because they will contain important information about CCAC, Quanergy and the proposed

Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: CITIC Capital Acquisition Corp., 28/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong, Attention: Fanglu Wang, telephone: +852 3710 6888.

Participants in Solicitation

CCAC, Quanergy and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CCAC’s shareholders in connection with the proposed Business Combination. CCAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCAC in CCAC’s final prospectus filed with the SEC on February 12, 2020 in connection with CCAC’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCAC’s shareholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the proxy statement/prospectus that CCAC intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Quanergy and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CCAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Quanergy and CCAC, including statements regarding the benefits of the Business Combination and the anticipated timing of the Business Combination. Forward-looking statements generally are accompanied by words such as “believe,” “project,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, including those regarding the terms of CCAC’s proposed Business Combination with Quanergy, CCAC’s ability to consummate the proposed transaction on the stated timeline, Quanergy’s use of proceeds from the proposed transaction, the benefits of the transaction, anticipated timing of the proposed Business Combination, and the combined company’s future performance, relative to other LiDAR providers, the combined company’s strategy, operations, growth plans, the growth of the LiDAR sector, Quanergy’s time to market for LiDAR products, the projected size of the automotive LiDAR and lot LiDAR market, the combined company’s future products, and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management of CCAC and Quanergy and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CCAC or Quanergy. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed

Business Combination or that the approval of the stockholders of CCAC or Quanergy is not obtained; the inability to complete the PIPE offering in connection with the Business Combination; failure to realize the anticipated benefits of the proposed Business Combination; risk relating to the uncertainty of the projected financial information with respect to Quanergy; the amount of redemption requests made by CCAC’s stockholders; the overall level of consumer demand for Quanergy’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of Quanergy’s securities on the New York Stock Exchange; the financial strength of Quanergy’s customers; Quanergy’s ability to implement its business strategy; changes in governmental regulation, Quanergy’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to Quanergy’s business, as a result of the COVID-19 global pandemic and government actions and restrictive measures implemented in response; stability of Quanergy’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 global pandemic; the impact that global climate change trends may have on Quanergy and its suppliers and customers; Quanergy’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Quanergy’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; Quanergy’s ability to utilize potential net operating loss carryforwards; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect CCAC’s or Quanergy’s financial results is included from time to time in CCAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents CCAC has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include proxy statements/prospectus that CCAC intends to file with the SEC in connection with CCAC’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Business Combination. If any of these risks materialize or CCAC’s or Quanergy’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CCAC nor Quanergy presently know, or that CCAC and Quanergy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CCAC’s and Quanergy’s expectations, plans or forecasts of future events and views as of the date of this press release. Neither CCAC nor Quanergy gives assurance that either CCAC or Quanergy, or the combined company, will achieve its expectations. CCAC and Quanergy anticipate that subsequent events and developments will cause their assessments to change. However, while CCAC and Quanergy may elect to update these forward-looking statements at some point in the future, CCAC and Quanergy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing CCAC’s or Quanergy’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 21, 2021, by and among CCAC, CITIC Capital Merger Sub Inc. and Quanergy Systems, Inc.

10.1	Form of Subscription Agreement, dated as of June 21, 2021, by and between CCAC and the subscribers party thereto.

10.2	Sponsor Support Agreement, dated as of June 21, 2021, by and among CCAC, CITIC Capital Acquisition LLC and Quanergy Systems, Inc.

10.3	Quanergy Support Agreement, dated as of June 21, 2021, by and among CCAC, Quanergy Systems, Inc., and certain other stockholders of Quanergy Systems, Inc.

10.4	Form of Amended and Restated Registration Rights Agreement by and among CITC Capital Acquisition LLC, CCAC, Quanergy Systems, Inc. and certain other parties thereto.

99.1	Press Release, dated as of June 22, 2021.

99.2	Investor Presentation, dated as of June 22, 2021.

99.3	Transcript for Joint Investor Call, dated as of June 22, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIC CAPITAL ACQUISITION CORP.

	By:	/s/ Fanglu Wang
	Name:	Fanglu Wang
	Title:	Chief Executive Officer

Date: June 22, 2021